Mail Stop 4561

September 25, 2006

Edward F. Lange, Jr.
525 Market Street
4th Floor
San Francisco, CA 94105-2712

> **Re: BRE Properties, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 001-14306**

Dear Mr. Lange:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ending June 30, 2006

Part I – Financial Information

Item 1 – Financial Statements

Consolidated Statements of Cash Flow, page 4

1.   We note from the cash flow statement that dividends paid to shareholders and distributions to minority partners have exceeded net cash provided by operating activities for the periods ended March 31, 2006, March 31, 2005 and June 30, 2005. Tell us what consideration you gave to identifying this fact and the alternative source of cash used to pay the dividends, which appears to be proceeds

> from investment property sales and distributions from unconsolidated joint ventures in excess of income.

Note D – Discontinued Operations, page 10

2. We note that the company contributed seven communities to seven newly formed joint ventures in exchange for a 15% equity interest in each joint venture and approximately $200 million in cash from the joint ventures. In connection with the sale of these assets, the company recorded a gain totaling approximately $38 million. Explain to us your policy for recognizing a gain in situations where the company retains an equity interest under SOP 78-9 and SFAS 66.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Edward F. Lange, Jr.
BRE Properties, Inc.
September 25, 2006
Page 3

    You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

                                        Sincerely,

                                        Cicely LaMothe
                                        Accounting Branch Chief